MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

        The amounts described below are based on the Company's consolidated financial statements, which are prepared in accordance with Canadian GAAP. The significant differences between Canadian and United States GAAP are detailed in note 23 to the consolidated financial statements. The following management's discussion and analysis should be read in conjunction with the consolidated financial statements, including "Significant Accounting Policies—Principles of Consolidation".

OVERVIEW

        The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers and which are further segregated between North America and Europe, the principle geographic regions in which the Company operates. In 2002, the Company's Interiors segment accounted for approximately 79% and 70% of the Company's consolidated sales and operating income, and the Company's Closures segment accounted for approximately 21% and 28% of the Company's consolidated sales and operating income. Corporate accounted for approximately 2% of the Company's consolidated operating income.

        The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world and employs approximately 22,500 employees at 65 manufacturing facilities, 17 product development, engineering and testing centres and 13 sales offices in North America, Europe, Brazil and Asia Pacific. The Company's top five customers, based on consolidated 2002 sales, are DaimlerChrysler (30%), Ford (19%), General Motors (19%), BMW (9%) and Volkswagen (5%).

        During 2002, the Company continued to execute its strategy of:

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  Delivering full service interior and closure systems capabilities to its customers. Vehicle launches in 2002 included the door cassette modules for the Ford Expedition/Lincoln Navigator, the complete seats for the Saturn ION in North America and the instrument panel for the Opel Epsilon platform, the latch system for the Ford Fiesta/Ka, the instrument panel for the Audi A8, door panels for the Toyota Avensis and the cockpit module for the Nissan Micra in Europe.

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  Emphasizing technological innovation and craftsmanship. Earlier in 2002, General Motors awarded the Company a General Motors' Supplier of the Year Award for superior performance as an interior supplier and integrator.

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  Improving operating efficiencies. Five of the Company's operations, which experienced an operating loss of approximately $40 million in 2000, incurred an operating loss of $12.5 million in 2002. The reduction in operating loss was as a result of the cost reduction, quality improvement, divisional rationalization and other initiatives taken by the Company. The Company intends to continue to improve its operating performance and competitiveness at these under-performing facilities.

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  Capitalizing on "complete system" and integration opportunities. The Company continued to increase its order backlog with the award of significant new programs including $55 million of new window regulator business on various Ford platforms that commenced production late in the fourth quarter of 2002. In addition, General Motors named the Company as the interior integrator for the next generation small car platform and awarded the Company the complete seats, instrument panel and overhead system for the new Chevrolet Equinox. Both programs are expected to commence production in 2004.

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  Promoting the Company's policies and principles, including its incentive-based corporate culture. In 2002, the Company established, subject to regulatory approvals, an Employee Equity and Profit Participation Program ("EEPPP"), which is similar to the profit sharing arrangement employees had in the Magna International Inc. ("Magna") EEPPP.

        The following are some additional highlights concerning the Company's financial performance in 2002:

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  2002 North American light vehicle production was 16.3 million units, representing a 5.2% increase from 2001. European vehicle production of 16.3 million units during 2002 was 1.2% lower than production levels in 2001. Total sales for 2002 were $3.9 billion representing an increase of 18.1% from 2001. The Company's growth in sales during 2002 was directly attributable to its higher content per vehicle in North America and Europe. The Company increased its average dollar content on North American produced vehicles in 2002 by $10 to $135 as compared to $125 in 2001. In addition, European average dollar content per vehicle increased $18 to $74 during 2002 compared to $56 in 2001. The growth in content was primarily attributable to the Company's strong product content on a number of new products that launched in 2002 and in the second half of 2001. New products launched in the second half of 2001, included the overhead system, seat tracks and window regulators for the Dodge Ram pickup, the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS and the complete seats and overhead system for the Saturn VUE in North America and the complete interior, excluding the overhead system and instrument panel for the Mercedes-Benz Vaneo, and the cockpit module, door panels and interior components for the MINI by BMW in Europe.

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  Lower vehicle production volumes and higher than expected costs related to a new program launched at one division in the Company's Closures Europe reporting segment adversely impacted 2002 operating income.

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  The Company adopted new rules governing the accounting for goodwill under CICA 3062 and as required completed its review of goodwill impairment as at January 1, 2002. As a result of the new measurement criteria, the Company reduced $35.7 million of unamortized goodwill relating to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments. This transitional write-down was charged against the Company's opening retained earnings for 2002 in accordance with Canadian GAAP. In accordance with CICA 3062, the Company also completed its annual review of goodwill impairment at December 31, 2002 and a further write-down of $3.5 million was required relating to a reporting unit in the Interiors Europe reporting segment. In conjunction with the annual goodwill impairment test, the Company also reviewed the recoverability of its long-lived assets within the same reporting unit and reduced the carrying value of long-lived assets by $20.1 million. The reductions of goodwill and long-lived assets have been recorded in operating income as non-cash impairment charges for 2002. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002 (see "Other Charges").

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  2002 operating income increased by 19.8% to $121.7 million from $101.6 million for 2001. The increase was attributable to the increased gross margin related to higher average dollar content per vehicle, increased North American vehicle production volumes, operating improvements at previously identified under-performing divisions, lower EEPPP expense and decreased amortization expense as a result of adopting new accounting recommendations for goodwill under CICA 3062. This was partially offset by $23.6 million of impairment charges for goodwill and other long-lived assets (see "Other Charges"), launch costs on certain new programs, increased SG&A costs and increased affiliation and social fees.

OUTLOOK

Although there is no certainty as to future levels of production, based on currently available information, the Company expects North American light vehicle production volumes to decline by approximately 2% to 16.0 million units for 2003. European vehicle production volumes are expected to decline by approximately 1% to 16.2 million units for 2003. Subject to exchange rate fluctuations and vehicle product mix, the Company expects average dollar content per vehicle to increase by approximately 15% - 20% and 12% - 14% in North America and Europe, respectively for 2003 compared to 2002. Based on these volume estimates, product mix assumptions and tooling sales estimates, 2003 total sales are expected to range between $4.2 billion and $4.4 billion. The forecasted growth in sales and content is attributable to several new significant programs launched in 2002, as well as significant new programs launching in 2003 including the complete seats for the new Chrysler Pacifica, the instrument panel, door panels and overhead system for the Cadillac SRX, the complete seats and other interior trim for the Ford Freestar/Mercury Monterey, the instrument panel for the Chevrolet Colorado/GMC Canyon, the complete interior, excluding seats, for the BMW 6 Series and the overhead system, load space and floor carpet for the BMW X3. The Company also has a strong order backlog beyond 2003 including the interior integration for the next generation of General Motors small car, the complete interior, excluding seats, for the Cadillac STS, and the complete seats, instrument panel and overhead system for the Chevrolet Equinox.

Although a decrease in North American and Western European automobile production volumes will create downward pressure on the Company's operating income, gross margins from a full year of production of new programs launched in 2002 together with continued cost management and improved operating efficiencies at specific under-performing divisions should help the Company achieve its profit targets in 2003.

Industry Risks and Trends

The following are some of the more significant risks and trends relating to the automotive industry that could affect the Company in achieving its results:

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An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand and international conflicts. Specifically, circumstances in the Middle East could impact future oil and other energy prices and global consumer demand for automobiles resulting in lower profits.

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Increasing price reduction pressures from the Company's customers could reduce profit margins. In the past, the Company entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from the Company's suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of the Company's customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on the Company's future profit margins. To the extent that these price reductions are not offset through cost reductions, the Company's future profit margins would be adversely affected.

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The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that the Company pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by the Company may not be fully recovered.

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Although the Company supplies parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, the Company does not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which the Company does supply parts. Shifts in market share among vehicles could have an adverse effect on the Company's sales and profit margins. For example, the Company is affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as the product content and profit margin vary among these types of vehicles.

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Although the Company's financial results are reported in U.S. dollars, a significant portion of the Company's sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. The Company's profitability is affected by movements of the U.S. dollar against the

Canadian dollar, the British pound, the euro or other currencies in which the Company generates its revenues.

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In order to retain its global competitiveness with its customers, the Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term. The Company could also be exposed to foreign exchange and liquidity risks in the long term.

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The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on the Company's results. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage. The Company may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, the Company has product liability coverage under Magna's insurance policies. This coverage will continue until August 2003, subject to renewal on an annual basis. In addition, some of the Company's European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. A successful claim brought against the Company in excess of its available insurance coverage may have an adverse effect on the Company's operations and financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, long-lived assets, future tax assets, goodwill, preproduction costs related to long-term supply arrangements, future tax liabilities, warranty, recall and product liability obligations, and contingent liabilities. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

        The Company believes the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition—Integrator Contracts

        The Company acts as the vehicle interior integrator on various programs in which the Company manufactures a portion of the integrated products but also collects components from various sub-suppliers for assembly and sale of an integrated product to the customer. Judgement is required in assessing whether these integrator contracts should be reported on a gross (reporting sales and cost of sales gross) or net (netting cost of sales against sales) basis. Some of the factors the Company considers in arriving at its conclusion to record sales on a gross versus net basis include whether the Company has the primary responsibility for providing the integrated product to the customer, exposure to inventory risk on sub-supplier parts, responsibility for design and specifications, latitude in establishing sub-supplier pricing, exposure to warranty and exposure to credit risk for sale of the integrated product to the customer. The method of revenue recognition is reviewed on a component by component basis. To date, all vehicle interior integrator supply contracts have been recorded on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

        The Company incurs pre-production engineering, design, research and development ("ER&D") costs related to the products it produces for its customers under long-term supply agreements. The Company expenses ER&D costs which are paid for as part of subsequent related parts production piece-price amounts as incurred unless a contractual guarantee for reimbursement exists, in which case the costs would be capitalized. In addition, the Company expenses all costs as incurred related to the design and development of moulds, dies and other tools that the Company will not own and that will be used in, and reimbursed as part of the piece-price amount for subsequent related parts production. Such costs are capitalized only when the supply agreement provides the Company with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

        ER&D and customer owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related parts production long-term supply agreement. As at December 31, 2002 and 2001, total net ER&D and customer owned tooling costs capitalized in other assets amounted to $4.0 million and $4.2 million, respectively. A change in the commercial arrangement affecting any of the Company's significant programs that would require the Company to expense ER&D or customer owned tooling costs that are currently capitalized would have a negative impact on the Company's reported results of operations.

Goodwill

        Effective January 1, 2002, the Company adopted new rules governing the accounting for goodwill for Canadian GAAP reporting purposes (see "Depreciation and Amortization" and "Other Charges"). Under the new rules, the Company's goodwill is no longer amortized and is subject to an annual impairment test.

        Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. When the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill should be compared with its carrying value to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

        Management completed its determination of the fair value of the Company's reporting units and its initial goodwill impairment assessments as at January 1, 2002 during the second quarter of 2002 and recorded a write-down of goodwill totalling $35.7 million, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments. In accordance with Canadian GAAP, this impairment loss has been recorded as a change in accounting policy and a charge to opening retained earnings as at January 1, 2002.

        The goodwill of a reporting unit must be tested for impairment on an annual basis or between the annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. The Company completed its annual impairment review as at December 31, 2002 and recorded a further write-down of $3.5 million relating to a reporting unit in the Interiors Europe reporting segment. This write-down was charged to operating income as "Other Charges".

        The Company believes that the accounting estimates related to goodwill impairments are "critical accounting estimates" because (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on the Company's consolidated net income and on the amount of goodwill reported on the Company's consolidated balance sheet.

        United States GAAP with respect to goodwill is based on the same accounting principles and estimates as Canadian GAAP. However, for United States GAAP purposes, the $35.7 million transitional impairment charged to opening retained earnings under Canadian GAAP has been recorded as a cumulative catch-up adjustment.

Impairment of Long-Lived Assets

        Effective January 1, 2002, the Company adopted new rules governing the accounting for impairment of long-lived assets (see "Other Charges"). The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses, goodwill impairment or a decision to dispose of, or otherwise change the use of, an existing long-lived asset.

        If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment to recognize is calculated by subtracting the fair value of the asset from the reported value of the asset. Fair value is measured by future discounted cash flows.

        In conjunction with the annual impairment test for goodwill at December 31, 2002, the Company also reviewed the recoverability of its long-lived assets in a reporting unit within the Interiors Europe reporting segment where an indicator of goodwill impairment existed. As a result of this review, a $20.1 million write-down of long-lived assets was charged to operating income in the fourth quarter of 2002. This write-down was charged to operating income as "Other Charges".

        The Company believes that accounting estimates related to long-lived asset impairment are "critical accounting estimates" because (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on the Company's consolidated net income and on the amount of long-lived assets reported on the Company's consolidated balance sheet.

Future Income Tax Assets and Future Income Tax Liabilities

        Under both Canadian and United States GAAP, the Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting carrying value and tax cost bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized.

        At December 31, 2002 and 2001, the Company had recorded net future tax assets (net of related liabilities and valuation allowances) of $37.5 million and $61.0 million, respectively, consisting primarily of the benefit of loss carryforwards. Future tax assets at December 31, 2002 related primarily to the Company's German and U.S. operations.

        The Company evaluates quarterly the carrying value of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets.

        At December 31, 2002, the Company had income tax loss carryforwards of approximately $122.1 million, which relate primarily to operations in Europe, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total tax loss carryforwards, $92.5 million expire between 2003 and 2012 and the remainder have no expiry dates. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, the Company's earnings will benefit from these tax loss carryforwards.

Employee Defined Benefit Plans

        The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute.

        The determination of the obligation and expense for defined benefit pension and other post retirement benefits, such as retiree medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in note 12 to the Company's consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods.

        At December 31, 2002, the Company had obligations under its defined benefit pension plans and other statutory plans of $61.4 million. The defined benefit plans have assets of $28.4 million and unfunded unrecognized net actuarial losses of $12.6 million. The unfunded unrecognized net actuarial losses of $12.6 million, are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred, and as a result these arrangements are unfunded. In addition to the registered plan assets, certain subsidiaries hold $1.2 million of guaranteed securities with respect to their unfunded termination and long service obligations. In addition, the Company has obligations with respect to post retirement medical benefit of $8.2 million. The Company pension and medical benefit expense was $ 6.5 million and $5.3 million in 2002 and 2001, respectively.

Foreign Exchange Contracts

        The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer and supplier contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency outflows and inflows. These derivatives qualify for hedge accounting under Canadian GAAP. The Company does not enter into foreign exchange contracts for speculative purposes.

        The Company determines the fair value of the derivatives based on market values provided by independent parties based on contracts with similar remaining terms to maturity. The values of the foreign exchange contracts will change over time as interest rates, currency rates and market conditions change.

        While these contracts expose the Company to credit losses in the event of non-performance by counterparties to the agreements, the Company minimizes the risk of non-performance by only entering into contracts with financially sound counterparties and by limiting its exposure with any one financial institution.

        The Company's use of foreign exchange contracts is dependent on forecasted future foreign currency outflows and inflows. If such cash flows were no longer probable of occurring, the foreign exchange contracts would cease to be effective as a hedge. For example, if projected net foreign currency cash inflows or outflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified. At December 31, 2002, the losses not recognized in the Company's reported net income related to significant derivative financial instrument contracts is $14.7 million.

        Under United States GAAP, effective January 1, 2002, the Company's foreign exchange forward contracts qualify for hedge accounting. As of January 1, 2002, the Company implemented a new treasury management system that complies with documentation requirements that allow hedge accounting. Changes to fair value of the Company's forward exchange contracts are recorded in other comprehensive income. Prior to January 1, 2002, for United States GAAP purposes, changes in the market value of the Company's foreign exchange forward contracts were recorded in earnings. If the Company's forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

Warranty, Product Liability and Recall Obligations

        The Company is at risk for warranty, product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different.

        Given the nature of the Company's products, to date, the Company has not experienced significant warranty, including product liability and recall costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

        In particular, one of the Company's customers has asserted a claim for reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by the Company to the customer. The product in question is supplied to the Company by another large supplier that the Company was directed to use by its customer. The customer has claimed that the warranty and future recall costs could be up to $42 million. Based on the Company's investigations to date, the Company does not believe that it has any liability for this claim and that any liability that the Company may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although the Company cannot provide assurance that this will be the case.

Contingencies

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an on-going basis, the Company assesses the likelihood of any adverse judgements or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

        To date, contingent liabilities recognized in the Company's consolidated financial statements are not significant.

Stock-Based Compensation

        The Company's existing stock-based compensation plan requires its employees and directors to pay the option exercise price in order to obtain stock. As a result, under both current Canadian and United States GAAP, it is acceptable for the Company not to recognize compensation expense with respect to option grants to employees. Instead, the Company discloses the pro forma impact of stock option grants on reported earnings had the Company accounted for all employee and director stock options at fair value as of the date of grant. For this purpose, fair value is determined using the Black-Scholes option valuation model.

        The Company has chosen not to recognize compensation expense in reported earnings. The dilutive impact of stock option grants is currently factored into the Company's reported diluted earnings per share. In addition, as a result of limitations with existing option valuation models, it is difficult to determine a reliable single measure of the fair value of stock option grants.

        Notwithstanding the above, had the Company recognized compensation expense for stock option grants using the Black-Scholes option valuation model, 2002 net income attributable to Class A Subordinate Voting and Class B Shares would have decreased by $0.9 million under Canadian GAAP and $2.7 million under U.S. GAAP.

RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE YEAR 2002 COMPARED TO 2001

	Years ended December 31,
	2002	2001	% Change
1 Canadian dollar equals U.S. dollars	0.6372	0.6456	(1.3)
1 euro equals U.S. dollars	0.9456	0.8951	5.6
1 British pound equals U.S. dollars	1.5025	1.4397	4.3

        The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The table above reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. Significant changes in the above foreign exchange rates impact the reported U.S. dollar amounts of the Company's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

SALES

	Years ended December 31,
	2002	2001
(in millions, except average dollar content per vehicle)
Vehicle production volumes
North America	16.3	15.5
Europe	16.3	16.5

Average dollar content per vehicle
North America	$135	$125
Europe	74	56

Production sales—North America
Interior Systems	$1,572.8	$1,352.1
Closure Systems	635.9	585.6

	2,208.7	1,937.7

Production sales—Europe
Interior Systems	$1,078.2	$820.9
Closure Systems	137.8	104.3

	1,216.0	925.2

Tooling and engineering sales	436.9	405.2

Total sales	$3,861.6	$3,268.1

Production Sales—North America

        Interior Systems:    North American production sales for the Interiors business increased 16.3% to $1,572.8 million for 2002 compared to $1,352.1 million for 2001. This growth was primarily the result of an increase in average dollar content per vehicle which was positively impacted by new product launches in the second half of 2001, including the overhead system and seat tracks for the Dodge Ram Pickup, the complete seats and overhead system for the Saturn VUE, the cockpit module, door panels, overhead system and other interior trim for the Cadillac CTS, and the launch of the complete seats and overhead system for the Saturn ION in the fourth quarter of 2002, and by a 5.2% increase in North American light vehicle production volumes from 2001. The increase in production sales was partially offset by the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales for 2002.

        Closure Systems:    North American production sales for the Closures business increased 8.6% to $635.9 million for 2002 from $585.6 million for 2001. This was primarily the result of an increase in average dollar content per vehicle which was due to new product launches during 2002 including door cassette modules for the Ford Expedition/Lincoln Navigator, latches for the GMC Savana/Chevrolet Express and Hummer H2 and product launches in the second half of 2001, including window regulators supplied for the Dodge Ram Pickup and latches and window regulators supplied for the GMC Envoy/Chevrolet Trail Blazer and by a 5.2% increase in North American light vehicle production volumes from 2001. This was partially offset by the weakening of the Canadian dollar relative to the U.S. dollar which negatively impacted production sales for 2002.

Production Sales—Europe

        Interior Systems:    European production sales for the Interiors business increased 31.3% to $1,078.2 million for 2002 compared to $820.9 million for 2001. This growth was primarily attributable to increased average dollar content per vehicle as a result of new product launches in the second half of 2001, including the production of the cockpit module, door panels and interior trim for the MINI by BMW, the complete interior, excluding the overhead system and instrument panel for the Mercedes-Benz Vaneo, and new product launches in 2002, including the instrument panel for the Opel Epsilon platform, the door panels for the Toyota Avensis and the cockpit module for the Nissan Micra and the strengthening of the euro and the British pound relative to the U.S. dollar. The production sales increase was partially offset by a 1.2% decrease in Western European vehicle production volumes from 2001.

        Closure Systems:    European production sales for the Closures business increased 32.1% to $137.8 million for 2002 from $104.3 million for 2001. This increase was due to the increase in average dollar content per vehicle as a result of the launch of new products during 2002, including the latch system for the Ford Fiesta/Ka and the strengthening of the euro relative to the U.S. dollar. The production sales increase was partially offset by a 1.2% decrease in Western European vehicle production volumes from 2001 and by lower vehicle production volumes on one specific customer's platforms.

Tooling and Engineering Sales

        The Company's consolidated tooling and engineering sales for 2002 increased 7.8% to $436.9 million from $405.2 million for 2001. Tooling and engineering sales for 2001 included approximately $38 million of tooling sales for the current DaimlerChrysler minivan program. Excluding the impact of the sales for the DaimlerChrysler minivan, tooling and engineering sales increased by $21.5 million to $218.5 million in North America. Tooling sales in Europe increased by $48.2 million to $218.4 million for 2002 compared to $170.2 million for 2001. These increases in tooling and engineering sales are due to the Company's increased involvement in new incremental programs.

GROSS MARGIN

	Years ended December 31,
	2002	2001
Gross margin	$486.7	$406.5

Gross margin as a percentage of total sales	12.6%	12.4%

        2002 gross margin was positively impacted by the Company's higher average dollar content per vehicle and additional sales on new programs launched during the second half of 2001 and during 2002, operational improvements at previously identified under-performing divisions, the strengthening of the euro and British pound relative to the U.S. dollar and lower EEPPP expense as a result of the introduction by the Company of the Intier EEPPP in 2002. This was offset by higher than expected launch costs related to certain new programs in Europe. During 2002, a $2.8 million charge (2001—$2.7 million) was recorded in the fourth quarter relating to the downsizing of one of the Company's under-performing divisions. Gross margin as a percentage of total sales increased to 12.6% for 2002 compared to 12.4% for 2001.

OPERATING INCOME

	Years ended December 31,
	2002	2001
Gross Margin	$486.7	$406.5
Less:
Depreciation and amortization	88.5	88.0
Selling, general and administrative	197.6	168.1
Affiliation and social fees	55.3	48.8
Other charges	23.6	—

Operating income	$121.7	$101.6

Depreciation and amortization as a percentage of total sales	2.3%	2.7%

Selling, general and administrative expenses as a percentage of total sales	5.1%	5.1%

        Depreciation and amortization:    Depreciation and amortization expense increased by $0.5 million to $88.5 million for 2002 from $88.0 million for 2001. The increase is attributable to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in 2002 compared to 2001. This increase is offset by the impact of adopting the new accounting recommendations under the Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). With the adoption of the new recommendations, effective January 1, 2002, the Company ceased recording amortization of existing goodwill. The impact of applying the new recommendations for 2002 was a decrease of approximately $8.3 million in amortization that would have previously been recorded as goodwill amortization under the old recommendations. As a percentage of sales, depreciation and amortization expense decreased to 2.3% for 2002 from 2.7% for 2001.

        Selling, general and administrative:    Selling, general and administrative ("SG&A") costs increased by $29.5 million to $197.6 million for 2002 from $168.1 million for 2001. The Company has an agreement with Magna to provide certain management and administrative services to the Company. Previously, the costs of such services were included in "Affiliation fees and other charges". Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in SG&A. Affiliation fees and social commitment contributions continue to be shown separately in the consolidated statements of income under "Affiliation and social fees". All comparative period amounts have been reclassified to conform with the current period presentation. The increase in SG&A costs reflects the incremental costs associated with the increase in production sales and the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense in 2002. As a percentage of total sales, SG&A remained unchanged at 5.1%.

        Affiliation and social fees:    The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to social commitment agreements with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during 2002 were $55.3 million reflecting an increase of $6.5 million compared to the $48.8 million expensed in 2001. The increase in fees is reflective of the increase in sales and pretax profits in 2002 compared to 2001.

        Other charges:    Under CICA 3062, after adoption of the new recommendations, goodwill must be assessed for impairment on an annual basis, and any write-down charged against earnings. The Company completed its annual goodwill impairment test as at December 31, 2002 and determined that goodwill of $3.5 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. The impairment loss has been recorded in operating income as a charge against 2002 earnings. There was no tax recovery recorded on this charge to earnings.

        In conjunction with the review of goodwill, the Company also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment following the new accounting recommendations in CICA 3063. CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value. As permitted by CICA 3063, discounted cash flows were used to determine fair value. As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million, respectively. As required by CICA 3063, the $20.1 million write-down of long-lived assets has been recorded in operating income as a charge against 2002 earnings. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002.

OPERATING INCOME (LOSS)

	Years ended December 31,
	2002	2001
North America
Interior Systems	$108.4	$78.4
Closure Systems	52.5	35.9
Europe
Interior Systems	(23.3)	(7.2)
Closure Systems	(18.1)	(0.9)
Corporate	2.2	(4.6)

Operating income	$121.7	$101.6

Operating Income—North America

        Interior Systems:    Operating income for the North American Interiors business increased by $30.0 million to $108.4 million for 2002 from $78.4 million for 2001. The positive impact related to the Company's higher average dollar content per vehicle, increased sales from higher vehicle production volumes, operating improvements at previously identified under-performing divisions, higher sales on new programs launched in the second half of 2001 and during 2002, lower EEPPP expense and the ceasing of goodwill amortization as a result of CICA 3062 (see "Depreciation and Amortization"). This was partially offset by higher engineering costs on new programs, increased SG&A costs associated with the increase in production sales, increased affiliation and social fees, increased corporate office costs and by the weakening of the Canadian dollar relative to the U.S. dollar, which had the effect of reducing U.S. dollar reported operating income.

        Closure Systems:    Operating income for the North American Closures business increased by $16.6 million to $52.5 million for 2002 from $35.9 million for 2001. The positive impact related to increased sales from higher vehicle production volumes, the Company's increased content on new programs launched during 2002 and in the second half of 2001, and lower EEPPP expense. This increase was partially offset by increased affiliation and social fees, increased corporate office costs, costs associated with vehicle launches in 2002 and the weakening of the Canadian dollar relative to the U.S. dollar, which had the effect of reducing U.S. dollar reported operating income.

Operating Loss—Europe

        Interior Systems:    Operating loss for the European Interiors business increased by $16.1 million from an operating loss of $7.2 million for 2001 to an operating loss of $23.3 million for 2002. European operating income was positively impacted by the start of production of a number of new contracts in the second half of 2001 and during 2002, continuing operating efficiencies at specific under-performing divisions, lower EEPPP expense, the ceasing of goodwill amortization as a result of CICA 3062 (see "Depreciation and Amortization") and the strengthening of the euro and British pound relative to the U.S. dollar, which had the effect of increasing U.S. dollar reported operating income. These increases were offset by higher than expected launch costs related to certain new programs, increased SG&A costs associated with the increase in production sales and increased affiliation fees. In addition, 2002 included a $3.5 million write-down of goodwill and a $20.1 million write-down of long-lived assets (see "Other Charges"). 2002 also includes a $2.8 million charge (2001—$2.7 million) relating to the downsizing of one of the Company's under-performing divisions.

        Closure Systems:    Operating loss for the European Closures business increased by $17.2 million from operating loss of $0.9 million in 2001 to an operating loss of $18.1 million in 2002. The operating loss increase was due to higher than expected launch costs related to a new program launched in one division, lower sales on products supplied to one specific customer's platforms and related operating inefficiencies, increased affiliation fees, higher engineering costs on new programs, and the strengthening of the euro relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating loss. This was partially offset by the ceasing of goodwill amortization as a result of CICA 3062 (see "Depreciation and Amortization").

        Operating income—Corporate:    Commencing October 1, 2001, certain corporate costs were charged to various operating segments of the Company for services performed at corporate for the operating segments. As a result, the operating loss for corporate of $4.6 million in 2001 increased to operating income of $2.2 million in 2002.

OTHER ITEMS

	Years ended December 31,
	2002	2001
Operating income	$121.7	$101.6
Interest (income) expense, net	(1.5)	16.2
Amortization of discount on Convertible Series Preferred Shares	11.6	4.8
Equity (income) loss	(0.6)	0.4

Income before income taxes and minority interest	112.2	80.2
Income taxes	64.5	40.7
Minority interest	(0.9)	(0.4)

Net income	48.6	39.9
Financing charge on Convertible Series Preferred Shares	1.9	0.9

Net income attributable to Class A Subordinate Voting and Class B Shares	$46.7	$39.0

        Interest (income) expense, net:    The Company's interest income, net of interest expense, increased by $17.7 million to $1.5 million interest income for 2002 from $16.2 million interest expense for 2001. The increase was primarily the result of a lower average net debt position during 2002 compared to 2001, interest income on a tax refund and interest income on other assets.

        Amortization of discount on Convertible Series Preferred Shares:    As part of the Reorganization of the Company in August 2001 (see "Earnings Per Share"), $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, an $11.6 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during 2002 compared to $4.8 million in 2001.

        Income taxes:    The effective tax rate on income before income taxes and minority interest was 57.5% for 2002 as compared to 50.7% for 2001. Excluding the impact of tax losses not benefited, the impact of "Other Charges" of $23.6 million, the related income tax charge of $1.5 million and the non-deductible amortization of discount on Convertible Series Preferred Shares, the effective tax rate was 35% for 2002 compared to a rate of 41% for 2001.

        Net income:    Net income for 2002 was $48.6 million as compared to $39.9 million for 2001. The increase was attributable to the increased gross margin related to the higher average dollar content per vehicle, increased North American vehicle production volumes, operating improvements at previously identified under-performing divisions, lower EEPPP expense, the ceasing of goodwill amortization as a result of adopting new accounting recommendations for goodwill under CICA 3062, and increased interest income. This was partially offset by impairment charges for goodwill and long-lived assets (see "Other Charges"), launch costs on certain new programs, increased SG&A costs, increased amortization of discount on the Convertible Series Preferred Shares, increased affiliation and social fees and higher income tax expense for 2002 compared to 2001.

        Financing Charge:    The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.9 million for 2002 compared to $0.9 million for 2001. The increase reflects the full year impact of the Series 1 and 2 Convertible Preferred Shares issued in August 2001 to Magna as part of the recapitalization of the Company.

EARNINGS PER SHARE

	Years ended December 31,
			Pro forma Year ended December 31, 2001
	2002	2001*
Earnings per Class A Subordinate Voting or Class B Share (U.S. $)
Basic	$0.97	$0.37	$0.91
Diluted	$0.95	$0.37	$0.90

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.2	47.9	44.9
Diluted	63.6	47.9	59.8

*
represents net income from August 1, 2001 to December 31, 2001

        The new capital structure, as a result of a reorganization completed by the Company prior to its initial public offering (the "Reorganization"), was established at the beginning of August 2001. Earnings per share for the period ended December 31, 2001, therefore only includes net income for the five-month period subsequent to July 31, 2001. As a result, diluted earnings per Class A Subordinate Voting or Class B Share, for the five-month period and year ended December 31, 2001 was $0.37. The Reorganization of the Company resulted in significant changes to the Company's capital structure and affiliation agreements with Magna. Therefore, comparable pro forma earnings per share measures, which give effect to the changes in the Company's capital structure and other items, are provided in note 4 to the accompanying consolidated financial statements for 2001 and 2000. Diluted earnings per Class A Subordinate Voting or Class B Share was $0.95 for 2002 compared to pro forma diluted earnings per Class A Subordinate Voting or Class B Share was $0.90 for 2001. The increase in diluted earnings per Class A Subordinate Voting or Class B Share compared to pro forma diluted earnings per Class A Subordinate Voting or Class B Share is a result of higher net income for 2002 as compared to pro forma net income for 2001. Diluted earnings per Class A Subordinate Voting or Class B Share for 2002 includes a $0.39 loss per share associated with the "Other Charges" of $23.6 million and the related income tax charge of $1.5 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FROM OPERATING ACTIVITIES

	Years ended December 31,
	2002	2001
Net income	$48.6	$39.9
Items not involving current cash flows	155.5	101.2

	204.1	141.1
Change in non-cash working capital	111.4	25.9

	$315.5	$167.0

        During 2002, cash from operations before changes in working capital increased by $63.0 million to $204.1 million from $141.1 million in 2001. The increase was a result of an increase in net income of $8.7 million and an increase in non-cash items of $54.3 million representing higher future tax expense and the non-cash impairment charges for goodwill and long-lived assets (see "Other Charges") and other non-cash charges. The $111.4 million of cash generated from working capital during 2002 is the result of an $86.1 million increase in accounts payable and accrued liabilities, a $31.9 million decrease in accounts receivable, offset by a $4.0 million increase in inventories and a $2.6 million increase in prepaids and other assets. The increase in accounts payable and accrued liabilities are due to new programs launched late in 2001 and in 2002. The decrease in accounts receivable is due to receipts of cash immediately before December 31, 2002, partially offset by programs launched late in 2001 and during 2002.

INVESTMENT ACTIVITIES

	Years ended December 31,
	2002	2001
Fixed asset additions	$(136.8)	$(87.6)
Investments and other asset additions	(3.1)	(5.0)
Proceeds from disposition of long-lived assets	4.8	2.6

	$(135.1)	$(90.0)

        Cash used for fixed assets and investment and other asset spending was $139.9 million and $92.6 million for 2002 and 2001, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $4.8 million and $2.6 million during 2002 and 2001, respectively.

FINANCING ACTIVITIES

	Years ended December 31,
	2002	2001
Increase in bank indebtedness	$0.6	$34.5
Repayments of long-term debt	(4.6)	(8.1)
Net distribution to Magna	—	(144.4)
Issue of Class A Subordinate Voting Shares, net	0.1	71.7
Dividends on Class A Subordinate Voting and Class B Shares	(9.7)	(2.0)
Dividends on Convertible Series Preferred Shares	(8.4)	(1.9)

	$(22.0)	$(50.2)

        Cash used for financing activities was $22.0 million in 2002 compared to $50.2 million in 2001. Cash used for financing activities in 2002 included net repayments of debt (including bank indebtedness and long-term debt) of $4.0 million compared to net issues of debt of $26.4 million in 2001. 2001 included $71.7 million of net proceeds from the public offering of 5,476,191 Class A Subordinate Voting Shares and net distribution to Magna of $144.4 million. Dividends paid during 2002 were $0.20 per Class A Subordinate Voting and Class B Share totalling $9.7 million, compared to $0.04 per Class A Subordinate Voting and Class B Share during 2001, totalling $2.0 million. Dividends paid on Convertible Series Preferred Shares for 2002 were $8.4 million, compared to $1.9 million for 2001.

Consolidated Capitalization

        The Company's net debt (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), has improved to 7% at December 31, 2002 compared to 25% at December 31, 2001. The reduction in net debt to total capitalization was due primarily to increased net income during the period and debt repayments with the excess of cash generated from operations and dispositions over capital spending and dividends.

        The above net debt to total capitalization figures treat the liability portion ($206.2 million as at December 31, 2002) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and the Series 2 Convertible Series Preferred Shares are retractable by Magna after December 31, 2004. However, these instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of $15.09.

Unused and Available Financing Resources

        Cash on hand increased to $241.3 million at December 31, 2002 from $77.1 million at December 31, 2001. At December 31, 2002, the Company had credit facilities of $489.1 million, of which $401.5 million are unused and available. $336.4 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004. The credit facility includes customary commercial terms and bears interest at variable rates not exceeding the prime rate of interest.

        The credit facility contains negative and affirmative financial and operating convenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The primary purpose of the facility is to provide funding for general corporate purposes, including working capital and investments.

        In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated company's are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at December 31, 2002, $29.3 million compared to $15.0 million as at December 31, 2001, had been advanced to tooling suppliers under the Company's portion of this facility. These amounts are included in accounts payable on the Company's December 31, 2002 and 2001 consolidated balance sheets.

        The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2003, it is expected the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production starting 2003 through to 2005.

        Capital and investment spending for existing businesses and projects is expected to range between $140 million and $150 million for 2003. The majority of capital spending in 2003 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2003 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payment terms could adversely impact cash provided from operating activities in 2003. Cash provided from operating activities totalled $315.5 million for 2002. Cash provided from operating activities totalled $167.0 million for 2001.

Off Balance Sheet Financing

        The Company's off balance sheet financing arrangements are limited to operating lease contracts.

        A number of the Company's facilities are subject to operating leases with Magna and with third parties. As at December 31, 2002, operating lease commitments for facilities are $28.5 million for 2003, including $12.2 million under lease arrangements with Magna. For 2007, operating lease commitments for facilities are $23.3 million, including $11.8 million under lease arrangements with Magna.

        The Company also has operating lease commitments for equipment. These leases are generally for shorter duration. As at December 31, 2002, operating lease commitments for equipment are $10.2 million for 2003. For 2007, operating lease commitments for equipment are $0.4 million.

        Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at or increasing from current levels or the Company will incur capital expenditures to acquire equivalent capacity.

        During the first quarter of 2002, a European subsidiary of the Company entered into an operating lease for vehicle production parts tooling. Payments on this lease commitment totalling approximately $13 million will be paid evenly over the next 4 years.

        The following table summarizes certain of the Company's contractual obligations as at December 31, 2002:

	Payments due by period
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
Bank indebtedness	$48.6	$48.6	$—	$—	$—
Long-term debt	12.8	3.0	4.8	3.7	1.3
Capital leases	36.5	3.0	6.6	6.6	20.3
Operating leases	258.0	38.7	64.6	49.9	104.8
Convertible Series Preferred Shares*	225.0	—	225.0	—	—

	$580.9	$93.3	$301.0	$60.2	$126.4

*
These instruments are convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of $15.09.

Guarantees

        The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

Quantitative and Qualitative Disclosures About Market Risk

        The Company operates globally and as such is exposed to diverse regional factors that could have an adverse impact on its financial condition and liquidity. Such factors include, but are not limited to, fluctuations in foreign exchange rates, interest rates and general economic conditions.

        The Company's North American operations negotiate sales contracts with North American automobile manufacturers for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The Company's North American operations, material, equipment and labour are paid for in both U.S. and Canadian dollars.

        The Company's European operations negotiate sales contracts with European automobile manufacturers for payment principally in euros and British pounds. The Company's European operations' material, equipment and labour are paid for in the same currencies.

        The Company's manufacturing facilities sometimes make commitments to sell product for which the selling price has been determined in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform the sale contracts. These commitments represent contractual obligations by the Company to deliver product over the life of the related program, which normally spans a number of years. In order to manage the foreign currency exposure which results from these activities, when necessary, the Company employs hedging programs which consist largely of purchasing foreign exchange forward contracts. Anticipated production volumes, program costs and the timing of product delivery schedules each impact the amount and timing of the forward contracts. Despite these measures, significant long-term fluctuations in relative currency values could affect the Company's results of operations.

        The Company has outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies primarily in exchange for Canadian dollars. The table below provides information about the Company's significant derivative financial instruments by functional currency and presents that information in U.S. dollar and euro equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements. The table presents the notional amounts and weighted average exchange rates by expected maturity or transaction dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

FORWARD EXCHANGE AGREEMENTS

(U.S. dollars in millions)	2003	2004	2005	2006	2007	Total	Fair Value
Buy U.S. $/Pay Cdn.$
Contract amount	108.7	44.5	13.1	—	—	166.3	6.4
Weighted average exchange rate	1.5211	1.5375	1.5190	—	—
Sell U.S.$/Receive Cdn.$
Contract amount	94.2	88.4	85.6	16.1	—	284.3	(25.1)
Weighted average exchange rate	1.4556	1.4769	1.4717	1.3862	—

(euros in millions)
Buy euro/Pay Cdn.$
Contract amount	8.3	5.9	2.9	—	—	17.1	4.0
Weighted average exchange rate	1.3862	1.3764	1.4435	—	—

        In addition to transactional foreign currency exposure, the Company's reported results will be impacted by fluctuations in relative currency values, particularly those of the Canadian dollar, the euro and the British pound, on translation of local operating results into the Company's reporting currency, the U.S. dollar.

        Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation. In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. The Company is also exposed to credit risk from the potential default by any of its counterparties on the Company's foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions which it anticipates will satisfy their obligations under the contracts.

        The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. The following table summarizes the Company's interest rate risk as at December 31, 2002:

	Floating rate	Fixed interest rate	Non-interest bearing	Total
Financial Assets:
Cash and cash equivalents	$241.3	$—	$—	$241.3
Accounts receivable	—	—	579.9	579.9
Financial liabilities:
Bank indebtedness	(48.6)	—	—	(48.6)
Accounts payable, indebtedness and all other accrued liabilities and payables	—	—	(782.5)	(782.5)
Long-term debt due within one year	—	(4.2)	—	(4.2)
Long-term debt	—	(31.8)	—	(31.8)
Convertible Series Preferred Shares	—	(206.2)	—	(206.2)
Other long-term liabilities	(25.6)	—	—	(25.6)

	$167.1	$(242.2)	$(202.6)	$(277.7)

Average fixed rate of long-term debt		5.0%

TRANSACTIONS WITH RELATED PARTIES

        The following table summarizes the Company's transactions with Magna and its affiliates:

	Years ended December 31,
	2002	2001
Interest expense, net	$2.1	$17.7
Amortization of discount on Convertible Series Preferred Shares	11.6	4.8
Financing charge on Convertible Series Preferred Shares	1.9	0.9
Management and administrative services	1.9	4.7
Affiliation and social fees	55.3	48.8
Rent	10.8	6.1
Depreciation of assets under capital lease	1.8	1.7
Sales of materials to Magna and its affiliates	13.9	13.7
Purchase of materials from Magna and its affiliates	22.8	28.6

        During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

  •
  provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

  •
  provide the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;

  •
  provide the Company with access to Magna's senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna's other affiliates; and

  •
  grant the Company a sole and exclusive worldwide licence (except as described in the next sentence) to use the "Intier" tradename and certain other trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

        Pursuant to the Company's affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

  •
  1.5% of the first $3 billion of consolidated net sales for that year;

  •
  1.0% of the next $3 billion of consolidated net sales for that year; and

  •
  0.75% of consolidated net sales exceeding $6 billion.

        Sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Company's sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

        The Company's Corporate Constitution also provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs co-ordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

        In addition, Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. Commencing January 1, 2002 the Company began reporting amounts paid to Magna for management and administrative services in SG&A. Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period presentation.

        Affiliation and social commitment fees in prior years were calculated on a different basis than the 2002 and 2001 affiliation and social commitment fees and are therefore not comparable.

        Various land and buildings used in the Company's operations are leased from Magna and its affiliates under operating and capital lease agreements (see note 11 in the consolidated financial statements).

        Transactions with Magna and its affiliates are effected on normal commercial terms.

CONTINGENCIES

        From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 22 of the Company's consolidated financial statements.

ACCOUNTING CHANGES

        In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see "Other Charges" and "Depreciation and Amortization").

        In January 2003, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets" ("CICA 3063"). CICA 3063 requires an impairment loss to be recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value. As permitted by CICA 3063, discounted cash flows are used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flow from the use of the asset. In all cases, the standard must be adopted for fiscal years beginning April 1, 2003. The Company has elected to adopt these new recommendations early, effective January 1, 2002, prospectively without restatement of any prior period (see "Other Charges").

        In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages but does not require the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the year ended December 31, 2002.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian GAAP Standards

        In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

        In December 2001, the CICA approved proposed amendments to Accounting Guideline, AcG-13, "Hedging Relationships" ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

        Although the Company is currently reviewing CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP Standards

        During 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

        During 2002, FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

        In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

        During 2002, the Emerging Issues Task Force ("EITF") issued EITF Abstract 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses how to account for arrangements that involve the delivery or performance of multiple products and services. EITF 00-21 is effective for agreements entered into in fiscal periods beginning after June 15, 2003.

        Although the Company is currently reviewing FAS 143, FAS 146 and EITF 00-21 and the recognition and measurement requirements of FIN 45 and FIN 46, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

FORWARD LOOKING STATEMENTS

        The previous discussion contains statements which, to the extent that they are not recitations of historical facts, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties, that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to industry, cyclicality, trade costs, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this report to reflect subsequent information, events or circumstances or otherwise.